UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The annual general meeting (the “AGM”) of the shareholders of MINISO Group Holding Limited (the “Company”), which was initially scheduled to be held on December 7, 2022, will be postponed due to the impact of the COVID-19 pandemic to Wednesday, December 28, 2022 at 9:00 a.m.

The venue for the AGM remains 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China. The record date for determining shareholders eligible to vote at the AGM remains the close of business on November 7, 2022. Any proxy forms duly completed and returned in accordance with the instructions printed thereon remain valid for the AGM, and the relevant shareholders are not required to return another proxy form. Any votes duly cast by holders of the Company’s American depositary shares (the “ADSs”) who have exercised their voting rights for the underlying ordinary shares by giving voting instructions to The Bank of New York Mellon, the depositary of the ADSs, remain valid, and the relevant ADS holders are not required to return another voting card.

The resolutions to be considered at and the other relevant matters of the AGM remain unchanged and are included in the AGM notice available on the Company’s website at https://ir.miniso.com/.

The announcement made with the Stock Exchange of Hong Kong Limited regarding this change of AGM date is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit 99.1— Announcement with the Stock Exchange of Hong Kong Limited –– Change of Date of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Saiyin Zhang
Name	:	Saiyin Zhang
Title	:	Director and Chief Financial Officer

Date: November 29, 2022